Exhibit 99.1

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	Acquisition of a Deepwater License Offshore Brunei

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

TOTAL FINA ELF S.A.
Capital 7 050 977 980 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, February 12, 2002 - TotalFinaElf announces that it has been awarded deep offshore exploration Block J by the Government of Brunei Darussalam. The Group is the operator with a 60% interest. Its partners are BHP Billiton (25%) and Amerada Hess (15%). Implementation of the award will depend upon the successful negotiation of a production sharing agreement.

Block J covers an area of approximately 5,000 square kilometres and is located around 100 kilometres from the coast in water depths ranging from 1,300 to 1,800 metres.

TotalFinaElf currently operates production in excess of 20,000 barrels of oil equivalent per day in Brunei Darussalam.

Participation in this license is in line with the Group’s strategy of expanding its deep offshore operations and strengthening its presence in Southeast Asia.